Room 4561
via fax (859) 232-7200
						December 31, 2005

Paul J. Curlander
Chairman & CEO
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

Re:	Lexmark International, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 9 ,2005
	Forms 10-Q for Fiscal Quarter Ended March 31, 2005, June 30,
2005 	and September 30, 2005 Filed Mary 3, 2005, August 2,
2005
and 	November 1, 2005, respectively

Dear Mr. Curlander:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Overview, page 18

1. We note that your overview discussion is largely a history of economic and industry trends with certain forward-looking statements regarding expected increases in total revenues, particularly in the supplies market and a decrease in the market for dot matrix printers.
Tell us your consideration of Section III.A. of FRR-72 regarding the disclosure of material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

Results of Operations

Revenue by Market Segment, page 21

2. We note your indication that revenue growth was attributable to increases in unit volumes. Your disclosures, however, do not specify the amount of unit growth or the reasons therefore. Tell us how you considered the guidance in Section III.B.4. of FRR-72 to include a thorough analysis that discusses both the intermediate effects of certain trends, events, demands or commitments and the reasons underlying those intermediate effects. For instance, did you consider expanding your disclosures to quantify the unit growth and the reasons for such growth, such as the particular products that contributed such growth and those products that experienced significant declines in unit sales? Also, what steps is management taking to ensure future growth in these products sales (i.e. focus on particular product development such as photo printers and all-in-one products) particularly given the competitive pricing pressures. Furthermore, you indicate on page 18 that the pricing pressures in the laser printer market are partially offset by the tendency of customers to add higher profit margin optional features. Did you consider including a discussion of these additional products and their impact on revenues and gross margin in your result of operations discussion?

Gross Profit, page 22

3. We note that your cost of revenues increased approximately 7%
from
2002 to 2003 and 10% from 2003 to 2004 and that your disclosures under gross profit do not appear to address such costs. We further note that your discussion of gross profit does not include
specific
factors underlying changes in gross margin or breakdowns by
segment,
geographic region or product such as with your revenue
disclosures.
Tell us your consideration of Section III.B.1. of FRR-72, which indicates that companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.  Further, tell us your consideration of
Section
III.B.3. of FRR-72 which suggests that one of the most important elements necessary to an understanding of a company`s performance, and the extent to which reported financial information is indicative of future results, is the discussion and analysis of known trends, demands, commitments, events and uncertainties. Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to the company; identification, based on
this information, of known trends and uncertainties; and
assessment
of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on the company`s liquidity, capital resources or results of operations. For instance, we note from your disclosures on page 16 of your September 30,
2005
Form 10-Q that the Company continued its efforts begun in 2002 to renegotiate its agreements with its primary suppliers. What impact did these agreements have on the Company`s gross margin during the last three fiscal years? Did you consider including a discussion of the Company`s efforts in your Form 10-K and the potential impact on future operations? Also, we note that supply sales contributed to the increase in the profit margin during fiscal 2003 compared to fiscal 2002. Did such sales have any impact on the profit margin in fiscal 2004? We note your statement on page 18, "As the installed base of Lexmark laser printers, inkjet printers and multifunction devices continues to grow, management expects the market for supplies to grow as well." Did you consider including a discussion of gross margin by the various product types (i.e. printers, supplies, optional features, services), particularly given the apparent diversity in profit margins?

Liquidity and Capital Resources

Operating Activities, page 26

4. We note your disclosures mention certain factors in support of your increase in cash flows from operating activities from 2003 to 2004 such as changes in accounts payable and accrued liabilities, partially offset by unfavorable cash flow changes in trade receivables, other assets and liabilities and deferred taxes, without describing the causes for such changes. Your liquidity discussion is largely a recitation of amounts that are readily computable from your statements of cash flow. Tell us how you considered the guidance in
Section IV of FRR-72 and Instruction 4 to Item 303(a) of
Regulation
S-K to describe and quantify the impact of all significant items contributing to an overall increase (decrease) in reported cash flow items and to address material changes in the underlying drivers rather than merely describing items identified on the face of the cash flow statement.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 44

5. We note that "the Company provides price protection to substantially all of its reseller customers" and also provides for other customer programs and incentive offerings (i.e. special agreements, promotions and other volume-based incentives). With regard to the price protection arrangements and separately for the other customer programs, please provide the following:
* An analysis of your reserves for the years 2002, 2003 and 2004;
* Describe the significant assumptions and material changes in your calculations of such reserves and explain the impact of any adjustments on gross margin;
* Describe the significant terms and conditions of your agreements;
* Explain whether the amount of protection is limited or "capped";
* Explain how you are able to reliably estimate amounts given the disclosed effect of pricing pressure from your competitors on page 32.
* Explain your statement, "The Company records reductions to revenue for the estimated impact of price protection when price reductions to resellers are anticipated." Given your history of granting price concessions to most all your resellers, do you anticipate the price reduction at the time of sale or at some later date? Tell us how you considered EITF 01-9 in determining when to record such reserves.

6. We note your discussion on page 45 of service revenues earned from support, maintenance contracts and extended warranty coverage.
We
also note from your disclosure on page 3 that the Company provides consulting, systems integration and distributed fleet management services. Furthermore, on page 18, you indicate that pricing pressures with regards to your product sales is partially offset by the opportunity to provide business solutions and services to customers. Tell us how you considered the requirements of Article 5-
03 of Regulation S-X in determining whether the service and product revenues should be broken out on the face of your consolidated statements of operations.

7. We note your disclosures on page 3 that certain of your arrangements entail sales of software. We further note your discussions on page 4 regarding Lexmark`s print management software and Lexmark`s Document Solutions Suite. Tell us the amount of software sales for the three years ended December 31, 2004 and describe your accounting policies for software as they relate to revenue recognition and software development. We note your discussion of software costs is limited to internal use software and does not address any production costs for the software products that the Company sells. Please explain.

Note 9 - Income Taxes, page 55

8. We note that upon completion of an IRS examination, the Company reversed previously accrued taxes, reducing the income tax provision in fiscal 2004 by approximately 20% or $0.15 per share. Explain, in detail, the basis for this reversal and tell us if similar adjustments were made or will be made to the fiscal years following the IRS examination (2002, 2003, 2004 and current fiscal year).

Note 12. Stock Incentive Plans, page 58

9. We note your assumption of a 26% expected stock price volatility for stock options granted in 2004. Please provide us with detailed support underlying this assumption including: Whether daily, weekly, monthly or other price inputs were used;
* Any changes in methodology during the three years ended December
31, 2004;
* The historical stock prices used and corresponding dates;
* Whether any prices were excluded form the volatility calculation and why.

Note 16. Commitments and Contingencies, page 67

10. We note your disclosure under Item 3 on page 13 that the Company is being sued by Static Control Components, Inc. for "in excess of $100 million." Tell us what consideration you gave to including a discussion of this litigation in your contingencies footnote and tell us how you considered SFAS 5 in your analysis.

Item 9A.  Controls and Procedures, page 73

11. We note your disclosure that the company`s Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that the Company`s controls and procedures are effective in providing reasonable assurance that the information required to be disclosed by the company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and
Exchange Commission`s rules and forms." Tell us how you considered
Exchange Act Rule 13a-15(e) in concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Provide a similar analysis for the conclusions reached in the Company`s subsequent Forms 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

Gross Profit, page 16

12. We note that for the three months ended September 30, 2005, gross profit decreased by 20%. Tell us how you considered the guidance in
Section III.B.3 of FRR-72 to expand your disclosures to provide a detailed explanation of the reasons for the significant decrease in gross profit and the impact of the apparent negative trend on the Company`s future operations. Refer also to the Staff`s guidance in comment no. 3 above.

13. We note your disclosures on page 16 with regards to the
Company`s
renegotiation of supplier managed inventory agreements with
certain
suppliers.  Supplementally explain the terms of the new agreements as
compared to those of the old agreements.   We note that had the
Company not entered into these new agreements, you would have recognized an additional expense of $35 million in the third quarter.
What impact do you anticipate these new agreements having on the Company`s future operations? Did the Company grant any future price concessions to suppliers or did they extend the term of the purchase agreements as a result of the renegotiations? Does management anticipate the terms of the new agreements having any negative impact on the Company`s gross margins in the near future? Does the Company have any agreements with major suppliers that were not renegotiated?
If so, do you anticipate these agreements having any negative impact on your future operations?

 * * * * * * *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Edgar at (202)-551-3459 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Paul J Curlander
Lexmark International Inc.
December 31, 2005
Page 7